UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                   to
Commission file number 033-63489
INTEL CORPORATION 401(k) SAVINGS PLAN
(Full title of the Plan)
INTEL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549
(Address of principal executive office of the issuer)

INTEL CORPORATION 401(k) SAVINGS PLAN
Index to Financial Statements and Exhibits
Item

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
The SERP Administrative Committee
Intel Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Intel Corporation 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
San Jose, California
June 19, 2006

Intel Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Value of interest in the Stable Value Fund	$101,857,088	$89,015,028
Investments, at fair value	3,165,678,287	2,707,286,275

Receivables:
Interest and dividends receivable	1,294	1,927,998
Receivable from brokers for securities sold	1,866,721	1,452,431
Employee contributions receivable	9,298,616	7,792,116

Total receivables	11,166,631	11,172,545

Total assets	3,278,702,006	2,807,473,848

Liabilities
Other accrued liabilities	2,074,374	2,195,990

Net assets available for benefits	$3,276,627,632	$2,805,277,858

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Employee contributions	$342,796,341

Net investment income:
Interest and dividend income	106,619,279
Net investment gain from participation in Stable Value Fund	3,648,654
Net realized and unrealized appreciation in fair value of investments	134,520,224

Total net investment income	244,788,157

Total additions	587,584,498

Deductions
Benefits paid to participants and participant withdrawals	118,290,981
Administrative fees	266,417

Total deductions	118,557,398

Transfers to/from other plans, net	2,322,674

Net increase	471,349,774

Net assets available for benefits:
Beginning of year	2,805,277,858

End of year	$3,276,627,632

See accompanying notes.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Intel Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the company). Eligible employees may participate in the Plan any time on or after their date of hire.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
Mellon Bank, N.A. is the Plan’s trustee, and holds all investments of the Plan and the Intel Corporation Master Trust (the Master Trust).
Administration of the Plan
Prior to November 10, 2004, the company delegated to the Plan Administrative Committee responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. Effective November 10, 2004, the SERP Administrative Committee (as appointed by the Finance Committee of the company) was named the fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets) and the Investment Policy Committee (as appointed by the Finance Committee of the company) was named the fiduciary responsible for the management and control of Plan assets. The company is the plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company provides recordkeeping services with respect to the Plan.
Plan Mergers
During 2005, the Intel Puerto Rico Retirement Savings Plan (Puerto Rico Savings Plan) and the Intel Puerto Rico Profit Sharing Retirement Plan (Puerto Rico Profit Sharing Plan) were merged into the Plan, resulting in transfers into the Plan of $2,452,484 in net assets.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions and Participant Accounts
Participant Contributions
Participants may contribute up to 50% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. Such contributions are withheld by the company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives. Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRS limit. As of December 31, 2005, participants could elect to invest in any combination of the 75 different investment options offered under the Plan. Participants may change their investment elections daily.
Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:
•	Bi-weekly or semi-monthly for participant contributions.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.
Vesting
Participants are immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Payment of Benefits
Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly annuity payments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.
Participants who elect monthly annuity payments will have the balance of their accounts transferred to the Intel Corporation Defined Benefit Pension Plan (Intel Pension Plan). A single annuity is paid to those participants based on the combined benefit under the terms of the two plans. There were transfers under this option of $103,443 for the year ended December 31, 2005.
Participant Loans
All participants are permitted to obtain loans of up to 50% of their vested account balances in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan). The participants’ account balances secure their loans. The interest rate is based on the prime rate plus 1% as reported in The Wall Street Journal on the last business day of each month. The loan provisions are established and administered by the recordkeeper.
Participants may choose to obtain loans from either this Plan or the Intel Profit Sharing Plan. Repayments of loans are transferred to the participants’ Plan and Intel Profit Sharing Plan accounts in the ratio in which such accounts provided funding for the loan.
Administrative Expenses
The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition
A portion of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Profit Sharing Plan, the Intel Pension Plan, the Puerto Rico Savings Plan, the Puerto Rico Profit Sharing Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3) based on its respective interest in each master trust investment account. The Plan participates in one such investment account, the Stable Value Fund, along with the Intel Profit Sharing Plan and the Puerto Rico Savings Plan.
The Plan, either directly or through investment in the Stable Value Fund, holds investments in mutual funds, common collective trust funds, debt securities, equity securities and participant loans, which are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their quoted redemption value on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximate fair value. In the absence of an actively traded market, investments in the Stable Value Fund are stated at estimated fair value, computed using discounted cash flows.
Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
The Stable Value Fund holds guaranteed investment contracts (see Note 6) with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The guaranteed investment contracts are allocated to the Plan, the Intel Profit Sharing Plan, and the Puerto Rico Savings Plan based on each plan’s proportionate share of participation in the Stable Value Fund. The contracts are unallocated in nature and are valued at contract value because they are fully benefit-responsive. Contract value, as reported by the respective insurance companies or bank, approximates fair value. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.
The Stable Value Fund may also hold derivative financial instruments (see Note 7) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Stable Value Fund utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at contract value, which approximates fair value, as of the last day of the year and are included with the fair value of the related underlying debt securities at year-end. All of the wrapper contracts held in the Stable Value Fund are allocated to the Plan, the Intel Profit Sharing Plan, and the Puerto Rico Savings Plan based on each plan’s proportionate share of the underlying debt securities.
Standish Mellon Asset Management has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of the company.
Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared. Crediting interest rates on guaranteed investment contracts and wrapper contracts may be reset periodically by the issuer, but will not be less than zero percent.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions are accrued when the participants’ salary deferrals are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Master Trust Investment Accounts
The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents 89.1% of the net assets available for benefits of the Stable Value Fund at December 31, 2005 and 91.7% at December 31, 2004. The Stable Value Fund’s net assets available for benefits consisted of the following at:

	December 31,
	2005	2004

Assets
Investments, at fair value:
Common collective trusts	$11,647,486	$11,586,010
Debt securities	91,859,587	73,992,847
Guaranteed investment contracts	10,433,458	11,207,354

Total investments	113,940,531	96,786,211

Interest and dividends receivable	392,308	304,030

Total assets	114,332,839	97,090,241

Liabilities
Investment advisory fees	25,387	22,530

Net assets available for benefits	$114,307,452	$97,067,711

The net investment gain in the Stable Value Fund for the year ended December 31, 2005, was comprised of interest and dividends in the amount of $4,051,678.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2005	2004

Mutual funds:
Fidelity Low-Priced Stock Fund	$298,169,802	$280,354,826
Vanguard Institutional Index Fund	259,453,265	255,876,704
Fidelity Contrafund	214,493,744	170,993,441
Fidelity Growth Company Fund	201,092,692	182,853,413
American Funds® EuroPacific Growth Fund	169,861,907	*
Fidelity Growth & Income Portfolio	*	142,279,437
Common stock:
Intel Corporation	613,888,717	599,065,229

* Fair value did not exceed 5% of the Plan’s net assets available for benefits at year-end.
During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:

Year ended
December 31,
2005
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	$84,085,689
Common collective trust funds	11,269,554
Intel common stock	38,748,885
Other common stock	416,096

Net realized and unrealized appreciation in fair value of investments	$134,520,224

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Party-In-Interest Transactions
Approximately 19% of the Plan’s investments are shares of the company’s common stock. Transactions in shares of the company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005, the Plan made purchases of the company’s common stock of $46,034,360 and sales and distributions of $69,959,757.
6. Guaranteed Investment Contracts
The Stable Value Fund holds guaranteed investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2005, the Stable Value Fund held guaranteed investment contracts in the amount of $10,433,458 ($11,207,354 at December 31, 2004) with insurance companies that have S&P ratings of AA- or better at the time of purchase. No more than $3,231,527 of the guaranteed investment contracts were with any one insurance company at December 31, 2005 ($3,137,405 at December 31, 2004). The crediting interest rates on the guaranteed investment contracts ranged from 2.85% to 3.70% at December 31, 2005 and December 31, 2004. The average yield earned on the guaranteed investment contracts was 3.29% in 2005 (3.33% in 2004).
7. Derivative Financial Instruments
The Stable Value Fund may hold wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability or death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2005, the Stable Value Fund held wrapper contracts with a positive fair value of $1,627,251 (negative fair value of $78,852 as of December 31, 2004). At December 31, 2005, the crediting interest rates on the wrapper contracts ranged from 3.37% to 4.67% (2.99% to 4.67% at December 31, 2004). The average yield earned on the wrapper contracts was 3.60% in 2005 (3.80% in 2004).

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
8. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 75 participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.
9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code, and therefore the related trust is exempt from taxation. To maintain its qualified status, the Plan is required to operate in conformity with the Code. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
10. Plan Termination
The company has the right under the Plan to amend and terminate the Plan at any time for any reason. In the event of a plan termination, participants will remain 100% vested in their accounts.

Intel Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to Form 5500:

December 31,
2004

Net assets available for benefits per the financial statements	$2,805,277,858
Amounts allocated to withdrawing participants	(232,148)

Net assets available for benefits per the Form 5500	$2,805,045,710

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

Year ended
December 31,
2005

Benefits paid to participants and participant withdrawals per the financial statements	$118,290,981
Less: Amounts allocated to withdrawing participants at December 31, 2004	(232,148)

Benefits paid to participants per Form 5500	$118,058,833

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. There were no such amounts allocated to withdrawing participants at December 31, 2005.

Supplemental Schedule

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds:
	AIM Basic Value	31,067 shares	$1,085,796
	American Century Equity Income Fund	336,351 shares	2,630,265
	American Century Real Estate Fund	823,795 shares	20,982,049
	American Century Small Cap Value Fund	1,199,288 shares	11,573,131
	American Century Ultra Fund	4,065,204 shares	123,622,849
	Merrill Lynch Global Allocation Fund	260,411 shares	4,411,357
	American Funds® EuroPacific Growth Fund	4,133,899 shares	169,861,907
	Brandywine Blue Fund, Inc.	663,780 shares	19,634,610
	Calvert Social Investment Bond Fund	293,091 shares	4,645,487
	Calvert Social Investment Equity Fund	51,181 shares	1,862,480
	American Century Small Company Fund	2,426,961 shares	23,784,220
	Delaware Pooled International Equity Fund	598,801 shares	12,317,329
	Dodge & Cox Stock Fund	478,435 shares	65,650,894
	Evergreen International Bond Fund	509,793 shares	5,408,901
*	Fidelity Capital & Income Fund	6,346,398 shares	53,119,353
*	Fidelity Contrafund®	3,312,133 shares	214,493,744
*	Fidelity Growth & Income Portfolio	4,085,762 shares	140,550,202
*	Fidelity Growth Company Fund	3,160,344 shares	201,092,692
*	Fidelity Low-Priced Stock Fund	7,300,926 shares	298,169,802
*	Fidelity Mid-Cap Stock Fund	276,752 shares	7,353,294
*	Fidelity Puritan Fund	3,576,497 shares	66,987,783
*	Fidelity Small Cap Stock Fund	348,374 shares	6,375,243
	Franklin Income Fund	2,235,027 shares	5,341,714
	Gabelli Gold	374,515 shares	7,789,903
	GMO Emerging Countries Fund	2,363,937 shares	41,534,368
	Goldman Sachs Small Cap Value Fund	115,940 shares	4,878,763
	Goldman Sachs Mid Cap Value Fund	835,048 shares	29,418,741

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date, rate	(e)
	Identity of issue, borrower,	of interest, collateral, par, or	Current
(a)	lessor, or similar party	maturity value	Value

	Mutual funds (continued):
	The Growth Fund of America	357,225 shares	$11,020,395
	Legg Mason Special Investment Trust	101,557 shares	5,320,560
	Legg Mason Value Trust Inc	153,798 shares	11,631,742
	Longleaf Partners Fund	136,103 shares	4,215,097
	Loomis Sayles Bond	837,924 shares	11,362,243
	The Merger Fund	72,678 shares	1,066,188
	Merrill Lynch Global Small Cap Fund Inc	193,321 shares	4,802,084
	Morgan Stanley Institutional Fund Inc	762,455 shares	18,405,675
	Morgan Stanley Institutional Fund Trust Value Portfolio	126,459 shares	2,162,451
	Pennsylvania Mutual Fund	705,578 shares	7,606,126
	PIMCO CCM Capital Appreciation Fund	160,811 shares	3,179,243
	PIMCO CCM Mid Cap Fund	189,224 shares	5,192,296
	PIMCO Emerging Markets Bond Fund	935,305 shares	10,438,008
	PIMCO High Yield Fund	534,690 shares	5,197,188
	PIMCO Long-Term U.S. Government Fund	390,758 shares	4,298,342
	PIMCO Total Return Fund	7,442,020 shares	78,141,211
*	Fidelity Institutional Cash Portfolio	117,814,438 shares	117,814,438
	T. Rowe Price Growth Stock Fund	179,821 shares	5,106,914
	TCW Galileo Select Equities Fund	80,389 shares	1,632,706
	TCW Galileo Value Opportunities Fund	146,084 shares	3,215,301
	Templeton Growth Fund	277,561 shares	6,370,033
	Vanguard Convertible Securities Fund	110,304 shares	1,478,067
	Wells Fargo Montgomery Emerging Markets Focus Fund	178,696 shares	5,139,298
	Vanguard Growth Index Fund	153,500 shares	4,227,377
	Vanguard Inflation-Protected Securities Fund	964,896 shares	9,388,435

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Mutual funds (continued):
	Vanguard Institutional Index Fund	2,275,706 shares	$259,453,265
	Vanguard-Intermediate-Term Treasury Fund	161,884 shares	1,769,393
	Vanguard International Value Fund	597,361 shares	20,800,098
	Vanguard Long-Term Bond Index Fund	430,793 shares	5,100,589
	Vanguard Mid-Cap Index Fund	2,128,998 shares	37,619,402
	Vanguard Small-Cap Growth Index Fund	410,765 shares	6,748,870
	Vanguard Small-Cap Value Index Fund	366,045 shares	5,329,611
	Vanguard Strategic Equity Fund	490,076 shares	10,747,362
	Vanguard Windsor Fund	47,845 shares	2,769,275
	Washington Mutual Investors Fund	133,501 shares	4,115,826

	Total mutual funds		$2,237,441,986

	Common collective trust funds:
*	Pooled employee funds-daily liquidity fund	223,576 units	$223,576
	Barclays Global Investors NASDAQ-100 Index® Fund	4,300,872 units	28,686,815
*	EB Daily Liquidity Aggregate Bond Index Fund	2,268,659 units	24,158,494
*	EB Daily Liquidity Stock Index Fund	11,558,849 units	131,100,460
*	EB Daily Liquidity International Stock Index Fund	1,143,571 units	14,752,868
*	EB Daily Liquidity Small Cap Stock Index Fund	1,470,291 units	17,449,270
	Barclays Global Investors Russell 1000 Value Fund	2,965,679 units	40,748,427

	Total common collective trust funds		$257,119,910

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock:
*	Intel Corporation	24,594,901 shares	$613,888,717
	Endurance Specialty Holdings, Ltd	800 shares	28,680
	Ipc Holdings Ltd	1,338 shares	36,634
	Platinum Underwriters Holdings	1,848 shares	57,417
	AFC Enterprises Inc	600 shares	9,072
	Atmi Inc	700 shares	19,579
	Acuity Brands Inc	1,000 shares	31,800
	Adesa Inc	786 shares	19,194
	Advance American Cash Advance Centers	411 shares	5,096
	Alabama National Bancorporation	200 shares	12,952
	Alexandria Real Estate	486 shares	39,123
	Apria Healthcare Group Inc	210 shares	5,063
	Aptargroup Inc	1,300 shares	67,860
	Bok Financial Corp	625 shares	28,393
	Banner Corp	300 shares	9,360
	Banta Corp	2,150 shares	107,070
	Bel Fuse Inc	775 shares	24,645
	Belden CDT Inc	1,050 shares	25,651
	Borders Group Inc	500 shares	10,835
	Borg Warner Inc	1,100 shares	66,693
	Burlington Coat Factory	675 shares	27,142
	CBRL Group Inc	500 shares	17,575
	CEC Entertainment Inc	300 shares	10,212
	CSG Systems International Inc	700 shares	15,624
	CTS Corp	975 shares	10,783
	Cabot Corp	500 shares	17,900
	Cabot Oil & Gas Corp	500 shares	22,550
	Cambrex Corp	800 shares	15,016

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date, rate	(e)
	Identity of issue, borrower,	of interest, collateral, par, or	Current
(a)	lessor, or similar party	maturity value	Value

	Common stock (continued):
	Charming Shoppes Inc	6,050 shares	$79,860
	Checkpoint Systems Inc	700 shares	17,255
	Chicago Bridge & Iron	1,500 shares	37,815
	Ciber Inc	3,966 shares	26,176
	Cimarex Energy Co	807 shares	34,709
	Claires Stores Inc	875 shares	25,567
	Clarcor Inc	2,050 shares	60,905
	Columbia Banking Systems Inc	500 shares	14,275
	Comstock Resources Inc	500 shares	15,255
	Corn Products International Inc	492 shares	11,754
	Covance Inc	4,125 shares	200,269
	Dave & Busters Inc	600 shares	10,566
	Duratek Inc	2,900 shares	43,297
	El Paso Electric Co	1,247 shares	26,237
	Elkcorp	1,625 shares	54,697
	Energen Corp	1,552 shares	56,369
	Energy East Corp	2,025 shares	46,170
	Entercom Communications Corp	3,175 shares	94,202
	Essex Property Trust Inc	300 shares	27,660
	Fei Company	1,000 shares	19,170
	Fairchild Semiconductor International	4,225 shares	71,445
	Ferro Corp	2,200 shares	41,272
	First Financial Bankshares Inc	300 shares	10,518
	First Indiana Corp	195 shares	6,704
	First Midwest Bancorp Inc	400 shares	14,024
	First Place Financial Corp	400 shares	9,620
	Forrester Research Inc	1,200 shares	22,500
	4 Kids Entertainment	1,000 shares	15,690

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date, rate	(e)
	Identity of issue, borrower,	of interest, collateral, par, or	Current
(a)	lessor, or similar party	maturity value	Value

	Common stock (continued):
	Fuller H B Co	1,775 shares	$56,924
	G & K Services Inc	450 shares	17,662
	General Cable Corp	4,786 shares	94,284
	General Communication Inc	3,125 shares	32,281
	Georgia Gulf Corp	650 shares	19,773
	Global Payments Inc	1,450 shares	67,584
	Graco Inc	1,350 shares	49,248
	Greif Inc	150 shares	9,942
	Griffon Corp	1,950 shares	46,429
	Harsco Corp	2,075 shares	140,083
	Harte-Hanks Inc	3,675 shares	96,983
	Home Properties Inc	715 shares	29,172
	Houston Exploration Co	250 shares	13,200
	Hyperion Solutions Corp	600 shares	21,492
	ITLA Capitol Corp	200 shares	9,770
	Iberiabank Corp	350 shares	17,854
	Independent Bank Corp Mass	500 shares	14,265
	Independent Bank Corp Mich	315 shares	8,577
	Insight Enterprises Inc	925 shares	18,139
	Integrated Device Technologies Inc	5,000 shares	65,900
	Inter Tel Inc	1,117 shares	21,860
	Interactive Data Corp	2,500 shares	56,775
	Jack In The Box Inc	500 shares	17,465
	Jacobs Energy Group Inc	400 shares	27,148
	Journal Communications Inc	1,200 shares	16,740
	Kadant Inc	600 shares	11,100
	Kansas City Southern	825 shares	20,155
	Kennametal Inc	1,050 shares	53,592

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Lakeland Financial Corp	300 shares	$12,114
	Landstar Systems Inc	470 shares	19,618
	MAF Bancorp Inc	300 shares	12,414
	MB Financial Inc	400 shares	14,160
	M/I Homes Inc	525 shares	21,326
	Macatawa Bank Corp	300 shares	10,914
	Macerich Co	625 shares	41,963
	Martin Marietta Materials Inc	400 shares	30,688
	Meritage Homes Corp	600 shares	37,752
	Mettler-Toledo International Inc	1,925 shares	106,260
	Minerals Technologies Inc	500 shares	27,945
	Molecular Devices Corp	2,300 shares	66,539
	Moneygram International Inc	1,300 shares	33,904
	Moog Inc	1,188 shares	33,715
	Noble International Ltd	400 shares	8,336
	Northwest Natural Gas Co	1,400 shares	47,852
	Oceaneering International Inc	650 shares	32,357
	Oxford Industries Inc	1,000 shares	54,700
	Pff Bancorp Inc	575 shares	17,549
	Pacer International Inc Tennessee	2,025 shares	52,772
	Parkway Properties Inc	800 shares	32,112
	Perot Systems Corp	2,900 shares	41,006
	Philadelphia Consolidated Holdings Corp	125 shares	12,086
	Prentiss Properties	700 shares	28,476
	Prosperity Bancshares Inc	365 shares	10,490
	RC2 Corp	900 shares	31,968
	Rayonier Inc	1,762 shares	70,216
	Readers Digest Association Inc	2,800 shares	42,616

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Rehabcare Group Inc	500 shares	$10,100
	Robbins & Myers Inc	1,288 shares	26,211
	Ryder Systems Inc	250 shares	10,255
	Ryland Group Inc	450 shares	32,459
	Sl Green Realty Corp	425 shares	32,466
	St Mary Land & Exploration Co	800 shares	29,448
	Scholastic Corp	250 shares	7,128
	The Scotts Miracle-Gro Company	2,800 shares	126,672
	Seacoast Banking Corp of Florida	400 shares	9,180
	Skechers U S A Inc	900 shares	13,788
	Skywest Inc	900 shares	24,174
	Smart & Final Inc	700 shares	9,016
	Southwest Bancorp Inc	731 shares	14,620
	Stancorp Financial Group Inc	550 shares	27,473
	Standex International Corp	2,349 shares	65,208
	Steak N Shake Co	1,225 shares	20,764
	Swift Energy Co	500 shares	22,535
	Sybase Inc	2,500 shares	54,650
	Sykes Enterprises Inc	2,175 shares	29,080
	Tanger Factory Outlet Center Inc	1,950 shares	56,043
	Technitrol Inc	2,425 shares	41,468
	Tenneco Inc	611 shares	11,982
	Trustmark Corp	800 shares	21,976
	URS Corp	2,594 shares	97,560
	United Bankshares Inc W Virginia	800 shares	28,192
	United Fire & Casualty	300 shares	12,129
	United Stationers Inc	2,225 shares	107,912
	Vectren Corp	3,525 shares	95,739

Intel Corporation 401(k) Savings Plan
EIN: 94-1672743, Plan Number: 003
Schedule H, Line 4i — Schedule of Assets (Held At End of Year) (continued)
December 31, 2005

		(c)
		Description of investment
	(b)	including maturity date,	(e)
	Identity of issue, borrower,	rate of interest, collateral,	Current
(a)	lessor, or similar party	par, or maturity value	Value

	Common stock (continued):
	Viad Corp	1,750 shares	$51,327
	WSFS Financial Corp	300 shares	18,375
	Washington Group International Inc	1,745 shares	92,433
	Wausu Paper Corp	1,800 shares	21,330
	Werner Enterprises Inc	2,433 shares	47,930
	West Coast Bancorp	478 shares	12,643
	Zale Corp	1,250 shares	31,438

	Total common stock		$619,044,566

		Interest at 4.75% – 11.50%,
*	Participant loans	maturing through 2030	$52,071,825

	Total investments		$3,165,678,287

Column (d) cost has been omitted as investments are participant-directed.

* Indicates a party-in-interest to the Plan.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL CORPORATION 401(k) SAVINGS PLAN
(Full Title of the Plan)

Date: June 19, 2006	By:	/s/ Andy D. Bryant

Andy D. Bryant
Executive Vice President,
Chief Financial and
Enterprise Services Officer and Principal Accounting Officer